Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.5MM 151.5MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: June 11, 2004	No. 15/04

IAMGOLD ADVISES SHAREHOLDERS TO AWAIT FURTHER COMMUNICATIONS
FROM THE BOARD OF DIRECTORS
CONCERNING THE WHEATON RIVER & GOLDEN STAR TRANSACTIONS

Toronto, Ontario: June 11, 2004 — IAMGOLD Corporation today advised its shareholders to take no further action concerning either the proposed business combination of IAMGOLD and Wheaton River Minerals Ltd. (the “Wheaton River Transaction”) or the take-over bid (the “GSR Bid”) to purchase IAMGOLD common shares made by Golden Star Resources Ltd. (“GSR”) until shareholders have received further communications from IAMGOLD’s Board of Directors.

History of the Transactions

On March 30, 2004 the Board approved the proposed Wheaton River Transaction under which IAMGOLD would acquire each of the outstanding shares of Wheaton River in exchange for 0.55 of an IAMGOLD share. Detailed information concerning the Wheaton River Transaction was set out in a joint management information circular dated April 30, 2004 (the “Joint Circular”) that was sent to IAMGOLD shareholders early in May. Completion of the Wheaton River Transaction is subject to a majority of shares voted in favour of the transaction at a meeting of IAMGOLD shareholders. That meeting, which was convened on June 8, 2004, has been adjourned until Tuesday, June 29, 2004 (Wheaton River shareholders approved the Wheaton River Transaction at a shareholders meeting held on June 8, 2004 at which more than 79% of the shares represented at the meeting were voted in favour of the transaction).

On May 27, 2004 GSR delivered to IAMGOLD a proposal for a business combination with IAMGOLD subject to certain conditions, including appropriate levels of support from IAMGOLD’s directors and shareholders. On May 31, 2004 IAMGOLD announced that it did not intend to pursue that proposal. Yesterday GSR made the GSR Bid to purchase each outstanding share of IAMGOLD in exchange for 1.15 common shares of GSR, on the terms set out in an offer and related offering circular of GSR that has been mailed to IAMGOLD shareholders.

The GSR Bid is subject to numerous conditions, including the tender of at least 66 2/3% of the approximately 151.5 million shares of IAMGOLD outstanding (fully diluted), and is open for acceptance until July 16, 2004. The GSR Bid states that GSR has filed a registration statement with the United Securities and Exchange Commission (“SEC”) to qualify the GSR shares issuable under the GSR Bid, and that no GSR shares may be issued under the GSR Bid until the SEC has reviewed the registration statement and declared it to be effective. The GSR Bid does not contain any assurance that the SEC review process will be completed prior to the current July 16, 2004 expiry date of the GSR Bid.

Based on yesterday’s closing price of GSR shares on the Toronto Stock Exchange, the GSR Bid has a value of $7.11 per IAMGOLD share, less than yesterday’s $7.20 closing price of IAMGOLD shares.

Special Committee Review Process

The Board of Directors of IAMGOLD has appointed a Special Committee of four directors to consider the Wheaton River Transaction and the GSR Bid, and to make recommendations to the full Board. The members of the Special Committee are John Boultbee, Derek Bullock, Donald Charter and Robert Quartermain, each of whom is independent of IAMGOLD management. The Special Committee is authorized to engage its own financial, legal and other advisers to assist it.

After receiving the report and recommendations of the Special Committee, the Board will issue and send to its shareholders a Supplement to the Joint Circular concerning the Wheaton River Transaction, and will also issue a Directors’ Circular concerning the GSR Bid. Those documents, which will be issued and sent to shareholders on or before June 25, 2004, will contain important information including:
●	the Special Committee’s assessment of the Wheaton River Transaction and the GSR Bid;

●	the Board’s recommendation as to whether IAMGOLD shareholders should accept or reject the GSR Bid;

●	the Board’s recommendation as to how IAMGOLD shareholders should vote concerning the Wheaton River Transaction at the shareholders meeting to be reconvened on June 29, 2004; and

●
a description of the procedures to be followed by the shareholders to ensure that their IAMGOLD shares will be voted in person or by proxy at the June 29 shareholders meeting, including the deadline by which properly completed proxies must be deposited in order to be valid for use at the meeting.

Shareholders of IAMGOLD are advised not to submit or revoke any proxies for use at the June 29 shareholders meeting, not to tender any of their IAMGOLD shares in acceptance of the GSR Bid, and not to take any other action concerning either the Wheaton River Transaction or the GSR Bid, until after they have received further advice from the Board of Directors in the Supplement and the Directors’ Circular.
Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD or Wheaton to be materially

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different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Investors are advised that National Policy 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Investors and securities holders should refer to the respective annual information forms of IAMGOLD and Wheaton, each for the year ended December 31, 2003 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein. United States investors are advised that while the terms "measured", "indicated" and "inferred" resources are recognized and required by Canadian regulations, the SEC does not recognize them. Inferred mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

 For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	or	Tom Atkins
President & Chief Executive Officer		Vice-President, Investor Relations
Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through Canada Newswire’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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